

Mail Stop 4561

September 11, 2015

Jian Tu
President
Pacific Special Acquisition Corp.
40 Wall Street, 28th Floor
New York, NY 10005

> **Re: Pacific Special Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2015**
> **File No. 333-206435**

Dear Mr. Tu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplemetally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please confirm that you will not be using any graphical materials or artwork in your prospectus in light of the nature of this filing.

Summary, page 1

3. Please consider avoiding the use of a glossary to explain information in the prospectus. If the meaning of the terms on page 1 are not clear from the context of the disclosure, you should define terms where first used. Refer to Rule 421(b)(3) of the Securities Act.

4.   A summary is intended to provide investors with a brief summary of the key aspects of the offering. You include a significant amount of detail in your summary, much of which is repeated elsewhere in the body of your prospectus. Please carefully consider and identify the aspects of the offering that are most significant and determine how to best highlight those points in clear, plain language.

5.   Please disclose, if true, that investors will be relying on the business judgement of the board of directors and that the board will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.

Proposed Business

Investment Criteria, page 60

6.   In the first bullet point, please disclose what you mean by a start-up company, including any objective criteria that you use to determine whether a company is a start-up. We note your disclosure elsewhere that you may acquire a business in its early stages of development or growth.

Our Competitive Advantages, page 61

7.   You state in the third bullet point on page 62 that you believe Pacific Securities will consider you when assessing the allocation of transaction opportunities. Please disclose the basis for your belief.

Management, page 82

8.   On page 83, the disclosure for Mr. Shen indicates that he is not currently a director. Please revise the position description on pages 82 and II-5 for consistency.

Certain Relationships and Related Party Transactions, page 94

9.   In the first paragraph, please disclose the amount that Mr. Shen paid for the 30,000 ordinary shares.

Item 17. Undertakings, page II-2

10.   We note that you include the undertaking under Item 512(a)(5)(ii) for offerings that are subject to Securities Act Rule 430C but not Rules 430A or 430B. You also include the undertakings under Item 512(i) for offerings under Rule 430A. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP